Mail Stop 3561

September 29, 2006

David Rector, President
Nano Holdings International, Inc.
1640 Terrance Way
Walnut Creek, CA 94597

> **Re:** **Nano Holdings International, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed September 20, 2006**
> **File No. 333-136215**

Dear Mr. Rector:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters, Control Persons and Employees, page 15

1. We note your response to comment 12 in our letter dated August 24, 2006. Please revise your disclosure to state whether the named persons are compensated. Please also state that you do not have any employment contracts if true.

Certain Relationships and Related Transactions, page 32

2. We reissue comment 20 in our letter dated August 24, 2006.

Consolidated Financial Statements as of June 30, 2006, page F-1

Review Report of Independent Registered Public Accounting Firm, page F-2

3. We note your response to comment 37 in our letter dated August 24, 2006. It
    does not appear that your independent registered public accounting firm revised
    its review report to remove the reference to the statements of retained earnings
    and instead reference the consolidated statements of stockholders' equity (deficit).
    Therefore, we reissue our previous comment.

Notes to the Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

4. We reviewed your response to comment 38 in our letter dated August 24, 2006. It
    does not appear that the summary has been revised to include applicable revisions
    made to the summary of significant accounting policies included in the audited
    financial statements. For example, your revenue recognition policy has not been
    clarified. In addition, certain significant accounting policies included in your
    audited financial statements have been omitted. Since you have repeated
    significant accounting policies in your interim financial statements, we believe
    that the summary should be as comprehensive as the summary included in your
    audited financial statements. Please revise accordingly.

c. Income Taxes, page F-7

5. We note your response to comment 39 in our letter dated August 24, 2006 and the
    revisions to your disclosure in the note on page F-15 of your audited financial
    statements. It appears that the accounting policy included in your audited
    financial statements should be the accounting policy reflected in your unaudited
    financial statements. It also appears that the accounting policy included in the
    unaudited financial statements should be the accounting policy reflected in your
    audited financial statements. If our understanding is incorrect, please advise and
    provide a response that addresses comment 39 in our letter dated August 24,
    2006. Otherwise, please revise and clarify your disclosures accordingly. In doing
    so, please disclose and/or clarify your disclosures in both your unaudited and
    audited financial statements regarding:
    *   the change in your taxable status as a result of the acquisition; and
    *   the amounts of deferred tax assets and liabilities and the valuation allowance
        recognized at the date that you became a taxable enterprise.

Note 4 – Notes Payable, page F-9

6. We note your response to comments 40 and 41 in our letter dated August 24, 2006 and the revisions to your financial statements and related disclosures. However, you still disclose that the notes are payable on demand on page F-9. Please revise your disclosure accordingly. Also, please disclose in both your unaudited and audited financial statements that the payment terms of note obligations were changed on July 31, 2006 and that the notes were reclassified from current liabilities as reported in your previously issued financial statements to long-term liabilities.

Note 5 – Related Party Transactions, page F-9

7. It does not appear that your disclosure regarding the amount of uncompensated services recorded in 2005 is correct given the amount non-cash charges disclosed in your statements of cash flow. Please advise or revise.

Consolidated Financial Statements as of December 31, 2005 and 2004, page F-11

8. We note your response to comment 25 in our letter dated August 24, 2006 and the revisions to your financial statements to include the value of free services provided by Mr. Barnes. Please label the restated columns in each of the statements "As Restated" and include a footnote describing the restatement. In addition, please request your independent accountants to provide a report that includes an explanatory paragraph identifying the restatement and that refers to the note in the financial statements that discusses the restatement in detail. Please refer to Auditing Standards Codification Sections 508 and 420.

Consolidated Statements of Operations, page F-12

9. Your net loss line item for the year ended December 31, 2005 is mathematically incorrect. It appears that you did not subtract interest expense. Please revise your financials accordingly.

Notes to the Consolidated Financial Statements, page F-15

Note 2 – Summary of Significant Accounting Policies, page F-15

b. Revenue Recognition, page F-15

10. We note your response to comment 34 in our letter dated August 24, 2006 and the revisions to your disclosure. Please tell us your shipping terms for products delivered to distributors and internet customers and how you determine when delivery has occurred. Please also tell us whether you reduce sales revenues and

cost of sales to reflect estimated returns and how you estimate the amount of product returns given your limited historical experience.

Exhibit 23.1

11. Please include the consent to inclusion of the review report of your independent accountants as required by Section 605 of the Codification of Financial Reporting Policies.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or William Thompson, Associate Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David M. Loev, Esq.
        FAX (713) 524-4122